# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: QMMM Holdings Ltd, CIK 0001971542
CUSIP: G7309R106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: UNIT 1301, BLOCK C, SEA VIEW ESTATE, 8 WATSON ROAD TIN HAU, HONG KONG, China (F4), 0000000
Date of event which requires filing of this statement: 10/28/2024
Filed by CIK 0002050198
Persons authorized to receive notices and communications: Lo, Sin Ying Stella, Flat F 25/F Block 13 City Garden, Electric Road, North Point,, HONG KONG, China (F4), 000000, 852 3614-5228

## Reporting persons
- Lo, Sin Ying Stella (CIK 0002050198): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,506,000; shared voting power 0; sole dispositive power 1,506,000; shared dispositive power 0; aggregate amount beneficially owned 1,506,000 (8.753% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: QMMM Holdings Ltd
Address of issuer's principal executive offices: UNIT 1301, BLOCK C, SEA VIEW ESTATE, 8 WATSON ROAD TIN HAU, HONG KONG, China (F4), 0000000

## Item 2. Identity and Background
Name of person filing: Lo, Sin Ying Stella
Residence or business address: Flat F 25/F Block 13 City Garden, Electric Road, North Point, Hong Kong,
Present principal occupation or employment: The principal occupation of Lo, Sin Ying Stella is Director of Lasting Success Holdings Limited.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Lo, Sin Ying Stella is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Ms. Lo, Sin Ying Stella, Director of Lasting Success Holdings Limited , Flat F 25/F Block 13 City Garden, Electric Road, North Point, Hong Kong, indirectly holds 1,506,000 Ordinary Shares of the Registrant through Lasting Success Holdings Limited, representing 8.75% of the total ordinary shares of the Registrant.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference. Lo, Sin Ying Stella indirectly holds 1,506,000 Ordinary Shares of the Registrant through Lasting Success Holdings Limited, representing 8.75% of the total ordinary shares of the Registrant. Percentage is calculated based on total of 19,412,684 Ordinary Shares issued and outstanding as of October 28, 2024, calculated by adding (i) the 17,206,342 Ordinary Shares outstanding as of September 16, 2024, as reported by the Company in its prospectus filed on September 16, 2024, (ii) the 2,150,000 Ordinary Shares the Company sold in its initial public offering ("IPO") as disclosed in the Company's Current Report on Form 6-K filed on July 23, 2024, (iii) the 56,342 Ordinary Shares the Company sold to WallachBeth Capital, LLC ("WallachBeth") as part of an over-allotment option granted to WallachBeth pursuant to the underwriting agreement in connection with the Company's IPO, as disclosed in the Company's Current Report on Form 6-K filed on August 8, 2024.The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Person has not, to the best of her knowledge, engaged in any transaction with respect to the Registrant's Ordinary Shares during the sixty days prior to the date of filing this Statement
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Person are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Registrant's Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement

In connection with the initial public offering of the Issuer, on July 19, 2024, the Reporting Person entered into lock-up agreement, pursuant to which the Reporting Person agreed that, with respect to her respective shareholding of the Company, in 1,506,000 Ordinary Shares, not to transfer any of such shares for a period of six months from the date of the lock-up agreement.

References to and descriptions of the Lock-up Agreements herein are qualified in their entirety by reference to the Form of Lock-up Agreement filed as Exhibit 1 to this Statement and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Form of Lock-up Agreement dated July 18, 2024

## Signatures
- Lo, Sin Ying Stella: /s/ Lo, Sin Ying Stella, Lo, Sin Ying Stella (12/30/2024)